September 20, 2017

VIA EDGAR AND OVERNIGHT MAIL

Mr. Daniel Gordon

Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:                            CoreSite Realty Corporation

Form 10-K for the fiscal year ended December 31, 2016

Filed February 10, 2017

File No. 001-34877

Dear Mr. Gordon:

CoreSite Realty Corporation (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 13, 2017, relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016.  For convenience, the Staff’s comments are set forth herein, followed by our responses.

Form 8-K filed on February 9, 2017

2017 guidance, page 23

1.              We note you provide projected adjusted EBITDA numbers. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. Also, see Question 102.10 from the C&DI for non-GAAP disclosures issued in May 2016.

Response:  In response to the Staff’s comment, to the extent we provide guidance related to adjusted EBITDA in future filings, the Company will provide a reconciliation of projected adjusted EBITDA to net income of the Company as required by Item 10(e)(1)(i) of Regulation S-K. We will also incorporate the guidance in Question 102.10 from the C&DI for non-GAAP disclosures issued in May 2016.

Form 10-K filed on February 10, 2017

Revenue recognition, page 68

2.              We note that approximately 28% of the revenues on your consolidated statement of operations for the year ended December 31, 2016 is power revenue. Please tell us if power revenue is a separate element of your leasing contracts or if it is a separate contractual arrangement with your customers. Also, please tell us how you accounted for power revenue. In your response please include any proposed changes you may make in future filings.

Response:  In response to the Staff’s comments, the Company accounts for its data center and other real estate leases in accordance with FASB Accounting Standards Codification (“ASC”) 840, Leases.  In accordance with ASC 840, our customer contracts are a single arrangement with multiple units of accounting, including lease and nonlease elements. Power services are a nonlease element that are separated at the inception of the arrangement and accounted for in accordance with FASB ASC 605, Revenue Recognition. Power revenue is recognized each month as the power services are delivered to and utilized by our customers.

In response to the Staff’s comment, the Company proposes the following revised significant accounting policy disclosure related to revenue recognition in future filings:

Revenue Recognition

Our customer arrangements contain lease and nonlease elements. Consideration called for by the arrangement is separated at the inception of the arrangement into the lease and nonlease elements based on the relative fair value of each element. For the lease elements, rental revenue is recognized on a straight-line basis over the customer’s lease term.  The excess of rents recognized over amounts contractually due pursuant to the underlying leases are recorded as deferred rent receivable within our consolidated balance sheets.

Nonlease elements include power and interconnection services. Power revenue is recognized each month as the power services are delivered to and utilized by our customers. Power services may include non-recurring customer set-up charges and installation fees that are initially deferred and recognized over the expected performance period. Interconnection services are contracted on a month-to-month basis and revenue is recognized each month as these services are delivered to and utilized by our customers.

Some of our data center leases contain provisions under which our customers reimburse us for a portion of real estate taxes, insurance, common area maintenance, and other recoverable costs.  Such customer reimbursements are recognized in the period that the expenses are recognized.

A provision for uncollectible accounts is recorded if a receivable balance relating to contractual rent, rent recorded on a straight-line basis, tenant reimbursements or other billed amounts is considered by management to be uncollectible. At December 31, 201X, and 201X, the allowance for doubtful accounts totaled $0.X million and $0.X million, respectively.

* * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-405-8303. Thank you again for your time and consideration.

Respectfully submitted,

CORESITE REALTY CORPORATION

By:	/s/ Jeffrey S. Finnin
Name: Jeffrey S. Finnin
Title: Chief Financial Officer

cc:                                Derek McCandless (CoreSite Realty Corporation)